SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 000-21742

     Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

                  England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Attached herewith as Exhibit 99.1 is a press release, dated August 10, 2011, whereby Subsea 7 S.A. (the “Company”) announced results for the second quarter and first half 2011, which ended on June 30, 2011. The combination between Acergy S.A. and Subsea 7 Inc. was completed on January 7, 2011. Upon completion, Acergy S.A. was renamed Subsea 7 S.A. As a result of the combination and the change in fiscal year, the first half results incorporate the seven-month period from December 1, 2010 to March 31, 2011 for the Company and the results of Subsea 7 Inc. following the date of combination. Unless otherwise stated the comparative period is the three and six months ended May 31, 2010 for Acergy S.A. Below are excerpts from the press release:

	Three Months Ended		Half Year Seven Months Ended	For Information Six Months Ended
In $ millions	Jun.30.11 Unaudited	May.31.10 Unaudited	Jun.30.11 Unaudited	Jun.30.11 Unaudited
Continuing operations:
Revenue	1,335	581	2,627	2,411
Net operating income	210	94	304	291
Net income	126	63	171	163
Backlog	7,883	2,251	7,883	7,883
Cash and cash equivalents	598	631	598	598
Net assets	5,639	1,016	5,639	5,639
Earnings per share – in $ per share (Diluted)
Continuing operations	$0.32	$0.25	$0.48	$0.45
Total operations	$0.32	$0.28	$0.48	$0.45
Weighted average number of common shares and common share equivalents outstanding	386.2m	206.6m	355.4m	380.5m

Second Quarter 2011:

•	Strong financial performance reflects increased activity levels, improved vessel utilisation and strong operational performance on large projects in their offshore phase.

•	Improvement in the North Sea, although still impacted by margin pressure on contracts awarded in 2010.

•	Strong order intake resulting in backlog as at June 30, 2011 of $7.9 billion.

•	Contracts exceeding $500 million announced post quarter end, including two contracts on the Gorgon Development, offshore Australia.

Outlook:

High levels of tendering activities around the world continue to underpin strong order book momentum. We continue to see growth opportunities in all of our major markets, albeit at differing paces.

In the North Sea, increased tendering continues to translate into awards and higher levels of activity, with improved pricing for those projects which are mostly offshore beyond 2011.

In West Africa, while delays in timing of awards remains possible due to the political environment, we expect a number of major Conventional and SURF contracts to come to market award in late 2011 and early 2012.

Despite more drilling permits awarded after the Macondo incident, in the Gulf of Mexico, this has yet to manifest into a significant increase in activity for major projects. Visibility regarding the timing of major projects remains limited.

In Brazil, following our recent pre-salt award, we see more opportunities ahead, in traditional deepwater, as well as the pre-salt developments.

In Asia Pacific, where the market remains very competitive, a number of large contracts have come to market award. We expect further gas-driven SURF contracts offshore Australia to come to market award in 2012 and 2013 with associated offshore activity expected in 2013 and beyond.

In a growing market, one of the Industry’s main challenges will be the availability of engineering and project management resources. Post combination, Subsea 7 is well positioned to face this challenge. In addition, our large fleet of high specification vessels and our financial strength positions us well to deliver profitable growth.

Interim Management Report: Financial Review

The results for the second quarter 2011 reflect the three-months ended June 30, 2011 for Subsea 7 S.A. The comparative period, unless otherwise stated, is the three months ended May 31, 2010 for Acergy S.A.

The results for the first half 2011 reflect the seven-month period from December 1, 2010 to June 30, 2011 for Subsea 7 S.A. and the results of Subsea 7 Inc. following the date of combination. The comparative period, unless otherwise stated, is the six-months ended May 31, 2010 for Acergy S.A.

Second Quarter 2011

Revenue from continuing operations for the quarter was $1,335 million (Q2 2010: $581 million) primarily reflecting additional activity resulting from the combination and good activity levels in West Africa, the North and Norwegian Seas and Brazil, partially offset by significantly lower activity levels in Asia Pacific.

Gross profit was $273 million (Q2 2010: $152 million) reflecting a gross profit margin of 20.4% (Q2 2010: 26.1%). The increase in gross profit reflects higher levels of project and offshore activity in West Africa and Brazil and improved vessel utilisation, partially offset by a significantly lower level of offshore activity in Asia Pacific compared to the same period last year. In NSMC the improved gross profit reflects the improvement in activity, albeit with continued margin pressure from projects awarded in 2010, which are currently operational.

Administrative expenses were $97 million (Q2 2010: $62 million) reflecting the increased size of the Group following the combination and include expenses of $15 million relating to integration and restructuring. In addition, tendering costs during the period increased due to the high volume of new opportunities, particularly in AFGoM, APME and NSMC.

The Group’s share of results of associates and joint ventures was $34 million (Q2 2010: $4 million) reflecting a strong contribution from Seaway Heavy Lifting and good contributions from SapuraAcergy and NKT Flexibles.

During the quarter, other gains and losses resulted in a net loss of $14 million (Q2 2010: net gain of $5 million), mainly due exchange rate movements.

Finance costs were $10 million (Q2 2010: $5 million), primarily reflecting interest expense from the inclusion of the Subsea 7 Inc. convertible loan notes, fees associated with the $1 billion facility held by the Group and interest on the Seven Havila facility following delivery of the vessel during the first quarter.

Net income before taxes from continuing operations for the quarter was $190 million (Q2 2010: $95 million).

Taxation for the quarter was $64 million (Q2 2010: $32 million) resulting in an effective tax rate of 34% (Q2 2010: 34%) reflecting the current geographical portfolio mix and additional depreciation charges arising from the fair value adjustments on tangible and intangible assets.

Net income from continuing operations for the quarter was $126 million (Q2 2010: $63 million).

Half Year 2011

Revenue from continuing operations for the half year was $2,627 million (H1 2010: $1,157 million) primarily reflecting additional activity resulting from the combination and good activity levels in West Africa, Brazil and the North and Norwegian Seas, partially offset by significantly lower activity levels in Asia Pacific.

Gross profit was $461 million (H1 2010: $287 million) reflecting a gross profit margin of 17.6% (H1 2010: 24.8%). In NSMC, gross profit improved slightly reflecting the expected seasonal improvement in activity, albeit with continued margin pressure from projects awarded in 2010, which are currently operational. AFGoM saw good levels of activity, although there were some delays in conventional projects due to localised disruption in Nigeria related to recent elections, leading to a corresponding reduction in margins on revenue recognised in the period. APME had a significantly lower level of offshore activity compared to the same time last year, which impacted gross profit. Brazil experienced a good level of revenue but scheduled dry-docking and delays on the P-55 Project impacted gross profit during the period.

Administrative expenses were $208 million (H1 2010: $114 million) reflecting the increased size of the Group following the combination and include expenses of $26 million relating to integration and restructuring. In addition, tendering costs during the period increased due to the high volume of new opportunities.

The Group’s share of results of associates and joint ventures was $51 million (H1 2010: $22 million) reflecting strong contributions from Seaway Heavy Lifting and SapuraAcergy and a good contribution from NKT Flexibles.

During the first half of 2011, other gains and losses resulted in a net loss of $31 million (H1 2010: net loss of $15 million), mainly due to the weakened US dollar compared to the Euro, Norwegian krone, Brazilian real and British pound, resulting in foreign exchange losses.

Finance costs were $22 million (H1 2010: $13 million), primarily reflecting interest expense from the inclusion of the Subsea 7 Inc. convertible loan notes, fees associated with the $1 billion facility held by the Group and interest on the Seven Havila facility following delivery of the vessel during the first quarter, as well as the interest expense on the $500 million 2.25% convertible loan note due 2013.

Net income before taxes from continuing operations for the half year was $260 million (H1 2010: $171 million).

Taxation for the half year period was $88 million (H1 2010: $55 million) resulting in an effective tax rate of 34% (H1 2010: 32%). The effective tax rate reflects the current geographical portfolio mix, increased slightly year-on-year due to additional depreciation charges arising from the fair value adjustments on tangible and intangible assets.

Net income from operations for the half year was $171 million (H1 2010: $115 million).

Net assets were $5.6 billion as at June 30, 2011 (November 30, 2010: $1.3 billion). The increase is largely as a result of the combination with Subsea 7 Inc., which included $1.7 billion of net assets, recognised at provisional fair value, and $2.4 billion of provisional goodwill arising as a result of the combination.

Cash and cash equivalents position as at June 30, 2011 was $598 million (November 30, 2010: $484 million). The increase primarily reflects increased cash balances resulting from the combination, partially offset by planned capital expenditure, redemption of the $300 million 2.80% convertible loan notes due 2011 and the share buyback programme authorised by the Board of Directors on June 15, 2011.

Interim Management Report: Operating Review

Second Quarter 2011

North Sea, Mediterranean and Canada (NSMC) – Revenue for the second quarter was $523 million (Q2 2010: $121 million) reflecting additional activity from the combination with Subsea 7 Inc. and good operational progress on a number of projects including Marulk Marine Operations, Centrica Ensign, Skarv & Idun, Andrew and Siri Caisson. Life-of-Field operations under the Shell, DSVi, Statoil, ConocoPhillips, Total and BP Frame Agreements performed well during the quarter. Net operating income was $45 million (Q2 2010: net operating loss of $5 million) primarily due to increased activity and higher vessel utilisation, partially offset by the impact of low margins on some projects awarded in 2010, high tendering expenses and poor weather during the quarter.

Africa and Gulf of Mexico (AFGoM) – Revenue for the second quarter was $614 million (Q2 2010: $317 million) reflecting additional activity from the combination with Subsea 7 Inc. and good progress on a number of projects, including PazFlor, Oso Re, EGP3B, Block 31, CLOV and Angola LNG. Block 17/18 completed offshore operations during the quarter, and Sonamet delivered another good contribution. Net operating income was $151 million (Q2 2010: $78 million) reflecting good performance across the project portfolio, including PazFlor, Block 31, Angola LNG and Oso Re, as well as Sonamet, albeit a lower contribution than Q2 2010.

Asia Pacific and Middle East (APME) – Revenue for the second quarter was $41 million (Q2 2010: $81 million) reflecting significantly lower offshore activity, despite good activity on the Woodside and Kitan Projects. Net operating income was $11 million (Q2 2010: $41 million) due to the low level of offshore activity, with relatively low utilisation of Rockwater 2, partially offset by a good contribution from the SapuraAcergy joint venture. Net operating income in Q2 2010 benefited from high levels of offshore activity and project completions.

Brazil (BRAZIL) – Revenue for the second quarter was $155 million (Q2 2010: $60 million) reflecting the seven vessels on long-term service agreements to Petrobras, which achieved good utilisation during the period. During the quarter, the P-55 Project recommenced operations at the Ubu spoolbase, following the resolution of the previously announced pipe-coating issues. Net operating income was $17 million (Q2 2010: $4 million), reflecting good performance from the vessels on long-term service agreement, the completion of operations on the Roncador Manifold Project and operational close out of the P-56 Project.

Corporate (CORP) – Revenue for the second quarter was $3 million (Q2 2010: $2 million). Net operating loss was $14 million (Q2 2010: net operating loss of $24 million) reflecting administrative expenses offset by a good contribution from Seaway Heavy Lifting and NKT Flexibles. Combination integration costs for the period are reflected in administrative expenses, mainly within this segment. The additional depreciation and amortisation, arising following the fair valuation of the assets and liabilities acquired in the combination with Subsea 7 Inc., is also shown in this segment.

Half Year 2011

North Sea, Mediterranean and Canada (NSMC) – Revenue for the half year was $831 million (Q2 2010: $212 million) reflecting additional activity from the combination with Subsea 7 Inc. and good operational progress on a number of projects including Andrew, Marulk Marine, Centrica Ensign, Skarv & Idun and Siri Caisson and Deep Panuke and Bacchus Pipeline. Life-of-Field operations under the Shell, DSVi, Statoil, ConocoPhillips, Total and BP Frame Agreements and the Veripos division performed well. Net operating income was $38 million (Q2 2010: net operating loss of $6 million) primarily due to increased activity and higher vessel utilisation, partially offset by the impact of low margins on some projects awarded in 2010 and higher tendering expenses.

Africa and Gulf of Mexico (AFGoM) – Revenue for the half year was $1,339 million (Q2 2010: $659 million) reflecting additional activity from the combination with Subsea 7 Inc. and good progress on a number of projects, including PazFlor, Oso Re, EGP3B, Block 31, CLOV and Angola LNG and a good contribution from Sonamet. Net operating income was $269 million (Q2 2010: $165 million) reflecting good performance across the project portfolio, including PazFlor, Block 31, Angola LNG, and Oso Re. Sonamet also delivered a good, albeit lower contribution than H1 2010. Elections in Nigeria caused local disruptions leading to delays to scheduled mobilisation on certain conventional projects, resulting in slower than anticipated project progression during the period.

Asia Pacific and Middle East (APME) – Revenue for the half year was $105 million (Q2 2010: $169 million) reflecting offshore activity on the Woodside and Kitan Projects and the completion of the Maersk Qatar Project. Net operating income was $12 million (Q2 2010: $62 million) due to the significantly lower level of offshore activity, with low utilisation of Rockwater 2, partially offset by a good contribution from the SapuraAcergy joint venture. Net operating income in the first half of 2010 benefited from high levels of offshore activity and project completions.

Brazil (BRAZIL) – Revenue for the half year was $346 million (Q2 2010: $115 million) reflecting the seven vessels on long-term service agreements to Petrobras, which achieved good utilisation during the period, outside of planned dry-docks. The period also saw progress resume on the P-55 Project, while the Roncador Manifold and P-56 Projects completed operations during the period. Net operating income was $21 million (Q2 2010: $9 million).

Corporate (CORP) – Revenue for the half year was $7 million (Q2 2010: $2 million). Net operating loss was $36 million (Q2 2010: net operating loss of $35 million) reflecting administrative expenses offset by a strong contribution from Seaway Heavy Lifting and a good contribution from NKT Flexibles. Integration costs for the period are reflected in administrative expenses, mainly within this segment. The additional depreciation and amortisation, arising following the fair valuation of the assets and liabilities acquired in the combination with Subsea 7 Inc., is also shown in this segment.

Discontinued Operations:

Following completion of the Mexilhao Trunkline Project in Q4 2010 there has been no further activity during the half year.

Asset Development and Activities

Second Quarter 2011

The Sonamet investment remained fully consolidated in the period ended June 30, 2011 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from the Group’s financial statements and its future results will be reported as ‘Share of results of associates and joint ventures’.

Oleg Strashnov, the new-build DP3 crane vessel, delivered to the Seaway Heavy Lifting joint venture in the first quarter 2011, commenced work on the Sheringham Shoal Windfarm Project during the second quarter.

In May 2011, two vessels were chartered from Otto Candies to support the three-year contract from BP for Life-of-Field services in the US Gulf of Mexico and following the completion of the charter arrangement Toisa Polaris was returned to her owner.

In June 2011, the construction vessel Acergy Hawk was sold.

During the second quarter, Polar Queen was renamed Seven Mar, in accordance with the purchase agreement executed in 2010.

Work continued on Seven Borealis, which remains on track for final completion and operational delivery in the first half of 2012.

Vessel utilisation during the second quarter was 80% (Q2 2010: 67%). A significant increase in total vessel days worked arising primarily from the combination with Subsea 7 Inc. and new additions to the fleet was partially offset by approximately 200 days of planned dry-dock activity in the period.

Associates and joint ventures – significant announcements during the quarter:

On May 30, 2011 NKT Flexibles announced the award of a four year frame agreement with Petrobras and its intention to establish a flexible pipe plant in Brazil for local production. This new frame agreement will cover the period 2012 – 2015 containing a potential volume of 694km flexible pipe products, representing a value of up to EUR 1.3 billion (DKK 9.7 billion). Responding to this strong commitment from Petrobras a new flexible pipe plant will be established by NKT Flexibles in Brazil to facilitate local production.

Backlog

Backlog was $7.9 billion as at June 30, 2011, of which approximately $2.6 billion is expected to be executed in the remainder of 2011 and approximately $2.9 billion is expected to be executed in 2012.

Reported backlog refers to expected future revenue under signed contracts, which are determined likely to be performed, but does not include backlog related to non-consolidated associates and joint ventures.

Risks and uncertainties

The principal risks and uncertainties which could impact the Group for the remainder of the current financial year, and the factors affecting the business results are on pages 28 to 33 and pages 58 to 60 respectively, in the Group’s 2010 Annual Report and Financial Statements. The Directors have considered the principal risks and uncertainties and believe that these have not changed significantly in the half-year which ended on June 30, 2011. These include, amongst others: business environment, seasonality, ship utilisation and scheduling, maintenance and reliability of assets, revision of estimates on major projects, currency exchange fluctuations and impairment charges. In particular, the significant risks faced by the Group over the remainder of the financial year relate to project execution, especially for those which will be in offshore phases.

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED INCOME STATEMENT

(In $ millions, except per share data)

	Three Months Ended		Half Year
	Jun.30.11 Unaudited	May.31.10 Unaudited Restated	Seven Months Ended Jun.30.11 Unaudited	Six Months Ended May.31.10 Unaudited Restated
Revenue from continuing operations	1,335.4	580.9	2,627.1	1,156.7
Operating expenses	(1,062.4)	(429.3)	(2,165.8)	(870.0)

Gross profit	273.0	151.6	461.3	286.7
Administrative expenses	(97.3)	(62.2)	(208.2)	(114.2)
Share of results of associates and joint ventures	34.2	4.3	51.1	22.0

Net operating income from continuing operations	209.9	93.7	304.2	194.5
Investment income from bank deposits	3.5	1.7	9.0	4.1
Other (losses)/gains	(13.8)	4.7	(31.1)	(14.9)
Finance costs	(9.9)	(5.3)	(22.4)	(12.9)

Net income before taxes from continuing operations	189.7	94.8	259.7	170.8
Taxation	(63.6)	(32.0)	(88.4)	(55.4)

Net income from continuing operations	126.1	62.8	171.3	115.4
Net income from discontinued operations	—	4.5	—	9.5

Net income	126.1	67.3	171.3	124.9

Net income attributable to:
Equity holders of the parent	118.3	54.0	158.3	101.5
Non-controlling interests	7.8	13.3	13.0	23.4

Net income	126.1	67.3	171.3	124.9

Per share data:
Earnings per share ($)
Basic
Continuing operations	$0.35	$0.27	$0.51	$0.50
Discontinued operations	—	$0.02	—	$0.05

Net earnings	$0.35	$0.29	$0.51	$0.55

Diluted
Continuing operations	$0.32	$0.25	$0.48	$0.50
Discontinued operations	—	$0.02	—	$0.05

Net earnings	$0.32	$0.28	$0.48	$0.54

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In $ millions)

	Three Months Ended		Half Year
			Seven Months Ended	Six Months Ended
	Jun.30.11	May.31.10	Jun.30.11	May.31.10
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	126.1	67.3	171.3	124.9

Foreign currency translation	12.4	(52.7)	84.6	(97.5)
Cash flow hedges:
Gains/(losses) on cash flow hedges	4.3	(20.8)	49.8	(43.0)
Transferred to income statement on cash flow hedges	1.9	3.3	—	4.8
Transferred to the initial carrying amount of hedged items on cash flow hedges	—	—	0.2	—
Share of other comprehensive (loss)/income of associates and joint ventures	(5.6)	(4.7)	3.2	(3.4)
Actuarial losses on defined benefit pension schemes	—	—	(0.7)	—
Tax relating to components of other comprehensive income	(16.8)	0.9	(16.2)	(9.5)

Other comprehensive (loss)/income – net of tax	(3.8)	(74.0)	120.9	(148.6)

Total comprehensive income/(loss)	122.3	(6.7)	292.2	(23.7)

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	113.8	(18.9)	277.3	(43.9)
Non-controlling interests	8.5	12.2	14.9	20.2

Total comprehensive income/(loss)	122.3	(6.7)	292.2	(23.7)

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED BALANCE SHEET

(In $ millions)

	As at Jun.30.11 Unaudited	As at Nov.30.10 Audited
ASSETS
Non-current assets
Goodwill	2,384.1	—
Intangible assets	45.8	6.1
Property, plant and equipment	3,327.0	1,278.8
Interest in associates and joint ventures	278.0	215.1
Advances, receivables and other non-current assets	78.2	63.4
Deferred tax assets	33.1	22.8

Total non-current assets	6,146.2	1,586.2
Current assets
Inventories	66.1	24.1
Trade and other receivables	709.2	382.0
Other current assets	81.2	15.1
Assets classified as held for sale	312.9	255.5
Other accrued income and prepaid expenses	793.1	242.3
Cash and cash equivalents	598.2	484.3

Total current assets	2,560.7	1,403.3

Total assets	8,706.9	2,989.5

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	703.6	389.9
Own shares	(273.9)	(209.2)
Paid in surplus	4,178.4	508.8
Equity reserves	278.6	110.7
Translation reserves	3.2	(80.2)
Other reserves	(54.7)	(90.3)
Retained earnings	759.1	572.8

Equity attributable to equity holders of the parent	5,594.3	1,202.5
Non-controlling interests	44.9	56.8

Total equity	5,639.2	1,259.3

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	888.6	435.3
Retirement benefit obligation	32.7	28.8
Deferred tax liabilities	145.8	44.1
Other non-current liabilities	105.9	31.5

Total non-current liabilities	1,173.0	539.7
Current liabilities
Trade and other liabilities	1,174.3	673.3
Current tax liabilities	154.2	109.9
Current portion of borrowings	14.0	—
Liabilities directly associated with assets classified as held for sale	198.7	134.5
Other current liabilities	43.3	55.0
Deferred revenue	310.2	217.8

Total current liabilities	1,894.7	1,190.5

Total liabilities	3,067.7	1,730.2

Total equity and liabilities	8,706.9	2,989.5

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Balance at November 30, 2010	389.9	(209.2)	508.8	110.7	(80.2)	(90.3)	572.8	1,202.5	56.8	1,259.3

Comprehensive income
Net income	—	—	—	—	—	—	158.3	158.3	13.0	171.3
Exchange differences	—	—	—	—	82.7	—	—	82.7	1.9	84.6
Gains on cash flow hedges	—	—	—	—	—	50.0	—	50.0	—	50.0
Share of other comprehensive income of associates and joint ventures	—	—	—	—	—	3.2	—	3.2	—	3.2
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Tax relating to components of other comprehensive income	—	—	—	—	0.7	(16.9)	—	(16.2)	—	(16.2)

Total comprehensive income	—	—	—	—	83.4	35.6	158.3	277.3	14.9	292.2

Transactions with owners
Issue of shares	313.7	—	3,637.1	—	—	—	—	3,950.8	—	3,950.8
Share based compensation	—	—	32.5	—	—	—	—	32.5	—	32.5
Convertible loan notes acquired	—	—	—	189.6	—	—	—	189.6	—	189.6
Conversion and redemption of convertible loan notes	—	—	—	(21.7)	—	—	21.7	—	—	—
Shares reissued	—	64.1	—	—	—	—	—	64.1	—	64.1
Shares repurchased	—	(128.8)	—	—	—	—	—	(128.8)	—	(128.8)
Dividends declared	—	—	—	—	—	—	—	—	(26.8)	(26.8)
Gain on reissuance of own shares	—	—	—	—	—	—	6.3	6.3	—	6.3

Total transactions with owners	313.7	(64.7)	3,669.6	167.9	—	—	28.0	4,114.5	(26.8)	4,087.7

Balance at June 30, 2011	703.6	(273.9)	4,178.4	278.6	3.2	(54.7)	759.1	5,594.3	44.9	5,639.2

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at November 30, 2009	389.9	(222.6)	503.9	110.7	(12.0)	(60.1)	358.2	1,068.0	31.2	1,099.2

Comprehensive income
Net income	—	—	—	—	—	—	101.5	101.5	23.4	124.9
Exchange differences	—	—	—	—	(94.3)	—	—	(94.3)	(3.2)	(97.5)
Loss on cash flow hedges	—	—	—	—	—	(38.2)	—	(38.2)	—	(38.2)
Share of other comprehensive loss of associates and joint ventures	—	—	—	—	—	(3.4)	—	(3.4)	—	(3.4)
Tax relating to components of other comprehensive income	—	—	—	—	(9.5)	—	—	(9.5)	—	(9.5)

Total comprehensive (loss)/income	—	—	—	—	(103.8)	(41.6)	101.5	(43.9)	20.2	(23.7)

Transactions with owners
Share based compensation	—	—	0.7	—	—	—	—	0.7	—	0.7
Tax effects	—	—	0.2	—	—	—	—	0.2	—	0.2
Shares reissued	—	5.8	—	—	—	—	—	5.8	—	5.8
Dividends declared	—	—	—	—	—	—	(42.2)	(42.2)	(20.7)	(62.9)
Loss on reissuance of own shares	—	—	—	—	—	—	(3.6)	(3.6)	—	(3.6)

Total transactions with owners	—	5.8	0.9	—	—	—	(45.8)	(39.1)	(20.7)	(59.8)

Balance at May 31, 2010	389.9	(216.8)	504.8	110.7	(115.8)	(101.7)	413.9	985.0	30.7	1,015.7

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In $ millions)

	Half Year
	Seven Months Ended Jun.30.11 Unaudited	Six Months Ended May.31.10 Unaudited Restated
Net cash generated from/(used in) operating activities	95.3	(2.0)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	9.5	0.9
Purchase of property, plant and equipment	(455.7)	(186.0)
Proceeds from sale of assets classified as held for sale	0.1	—
Purchases of intangible assets	(0.9)	(4.9)
Interest received	9.0	4.1
Cash from acquisition	458.9	—
Dividends received from associates and joint ventures	10.9	14.0
Investment in associates and joint ventures	—	(14.0)

Net cash generated from/(used in) investing activities	31.8	(185.9)

Cash flows from financing activities:
Interest paid	(10.7)	(5.6)
Proceeds from borrowings, net of issuance costs	188.9	1.6
Repayment of borrowings	(172.9)	—
Proceeds from issuance of ordinary shares	7.3	2.2
Own share buyback	(45.5)	—
Dividends paid to non-controlling interests	(9.3)	(9.8)

Net cash used in financing activities	(42.2)	(11.6)

Net increase / (decrease) in cash and cash equivalents	84.9	(199.5)
Cash and cash equivalents at beginning of the period	484.3	907.6
Effect of exchange rates on cash and cash equivalents	34.9	(93.8)
Closing cash balances classified as assets held for sale	(69.6)	(86.7)
Opening cash balances classified as assets held for sale	63.7	103.6

Cash and cash equivalents at end of the period	598.2	631.2

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation

The Condensed Consolidated Financial Statements for the period December 1, 2010 to June 30, 2011 for Subsea 7 S.A. have been prepared on a going concern basis and in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended November 30, 2010 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the EU.

2.	Accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Financial Statements are consistent with the Consolidated Financial Statements for the year ended November 30, 2010, other than the changes in presentation detailed below.

From December 1, 2010 the Group has presented administrative expenses net of costs recharged to projects. Previously, administrative costs were presented prior to this recharge. This presentational change reflects more accurately how management reviews projects on an ongoing basis. As a result, the Condensed Consolidated Income Statement has been restated with an increase to operating expenses of $11.3 million for the three months ended May 31, 2010 and $23.2 million for the six months ended May 31, 2010 and a corresponding reduction in gross profit and administrative expenses during the respective periods.

From December 1, 2010 the Group has presented interest received as a cash flow from investing activities (previously presented as cash generated from operating activities) and foreign exchange movements on cash balances within the line ‘Effects of exchange rates on cash and cash equivalents’ (previously included within “Cash generated from operating activities”). As a result cash used in operating activities has reduced by $47.2 million, cash flows from investing activities increased by $4.1 million and effects of exchange rates on cash and cash equivalents has reduced by $51.3 million for the six months ended May 31, 2010. This reclassification reflects more accurately the use of cash by the Group.

Neither of these changes in presentation has an impact on earnings per share, or net operating income.

Interim Financial Reporting and Impairment

In accordance with International Financial Reporting Interpretation Committee (‘IFRIC’) interpretation 10, the Group shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The following new standards, amendments to standards and interpretations have been adopted from December 1, 2010:

•	Amendment to IAS 24 ‘Related party disclosures’

•	Amendment to IAS 32 ‘Financial Instruments: Presentation’ – classification of rights issues

•	Amendments to IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’

•	Improvements to IFRSs (2010)

•	Amendment to IFRIC 14 – ‘Prepayments of a Minimum Funding Requirement’

•	IFRIC 19 – ‘Extinguishing Financial Liabilities With Equity Instruments’

The adoption of the above standards, amendments to standards and interpretations had no material impact on the reported net income or net assets of the Group in the period.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies which are described in the Consolidated Financial Statements for the year ended November 30, 2010, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Management makes accounting judgements on the following aspects of the business as described in full in the Consolidated Financial Statements for the year ended November 30, 2010:

•	Revenue recognition on long-term contracts

•	Revenue recognition on variation orders and claims

•	Property, plant and equipment

•	Impairment of investments in and advances to associates and joint ventures

•	Recognition of provisions and disclosure of contingent liabilities

•	Taxation

•	Fair value of derivatives and other financial instruments

•	Share based payments

•	Defined benefit pension scheme valuations

In addition, management have made judgements and estimates relating to the fair value of acquired assets, assumed liabilities, contingent liabilities and adopted share based payments following the acquisition of Subsea 7 Inc. (note 10). On an ongoing basis, management are required to assess the carrying value of goodwill for impairment.

4.	Seasonality

A significant portion of the Group’s revenue in the first half of fiscal year 2011 and first half of fiscal year 2010 was generated from work performed offshore West Africa where optimal weather conditions usually exist between October to April. The Group also generated a significant portion of its revenue in fiscal years 2011 and 2010 in the North and Norwegian Seas. Adverse weather conditions during the winter months in this region usually result in low levels of activity. Due to global economic conditions since 2008, the seasonal patterns of an increased level of activity during the summer usually observed in the North and Norwegian Seas was noticeably dampened in fiscal year 2010 and fiscal year 2011, albeit to a lesser extent.

The Group is expected to generate a significant portion of its revenue from West Africa, the North Sea, the Norwegian Sea and Brazil. A full-year result is not likely to be a direct multiple of any particular quarter or combination of quarters. During certain periods of the year, the Group may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. The Group continues to incur operating expenses during periods of adverse weather, but revenue from operations may only be recognised later in line with the percentage-of-completion method.

5.	Segmental Information

From December 1, 2010, the Group has changed its reporting segments. For management and reporting purposes, the Group is organised into four territories, which are representative of its principal activities. In addition, the corporate segment (Corporate), includes all activities that serve more than one territory. These include the activities of the SHL and NKT joint ventures. Also included are: management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of the whole Group. All assets are allocated to a specific territory; including vessels which have global mobility which were previously attributed to the ‘Acergy Corporate’ segment.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Segmental Information (Continued)

Below is a summary of the reporting segments for fiscal year 2011:

•	North Sea, Mediterranean & Canada (NSMC) formerly Acergy NEC

•	Africa & Gulf of Mexico (AFGoM) formerly Acergy AFMED and Acergy NAMEX

•	Brazil (BRAZIL) formerly Acergy SAM

•	Asia Pacific & Middle East (APME) including SapuraAcergy formerly Acergy AME including SapuraAcergy

•	Corporate (CORP) including NKT Flexibles and SHL formerly Acergy Corporate including NKT Flexibles and SHL

The previous regions of ‘Acergy AFMED’ and ‘Acergy NAMEX’ have been combined for the three and six months ended May 31, 2010 to show an appropriate comparative to the new reporting segment ‘AFGoM’. Total assets by segment is not regularly provided to the Chief Operating Decision Maker and consequently no such disclosure is included.

Three Months Ended Jun.30.11 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	523.4	613.6	40.9	154.9	2.6	1,335.4
Net operating income/(loss)	45.1	150.9	10.5	17.3	(13.9)	209.9
Investment income						3.5
Other losses						(13.8)
Finance costs						(9.9)

Net income before taxation from continuing operations						189.7

Three Months Ended May.31.10 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	121.1	316.5	81.3	60.3	1.7	580.9
Net operating (loss)/income	(5.0)	77.9	41.3	3.5	(24.0)	93.7
Investment income						1.7
Other gains						4.7
Finance costs						(5.3)

Net income before taxation from continuing operations						94.8

Seven Months Ended Jun.30.11 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	831.2	1,338.7	104.8	345.5	6.9	2,627.1
Net operating income/(loss)	37.6	268.9	12.3	21.1	(35.7)	304.2
Investment income						9.0
Other losses						(31.1)
Finance costs						(22.4)

Net income before taxation from continuing operations						259.7

Six Months Ended May.31.10 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	211.7	658.7	168.7	115.2	2.4	1,156.7
Net operating (loss)/income	(6.4)	165.2	62.0	8.6	(34.9)	194.5
Investment income						4.1
Other losses						(14.9)
Finance costs						(12.9)

Net income before taxation from continuing operations						170.8

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	Earnings per share

	Three Months Ended		Half Year
(In $ millions, except share and per share data)	Jun.30.11 Unaudited	May.31.10 Unaudited	Seven Months Ended Jun.30.11 Unaudited	Six Months Ended May.31.10 Unaudited
Net income attributable to equity holders	118.3	54.0	158.3	101.5
Income from discontinued operations	—	(4.5)	—	(9.5)

Net income from continuing operations	118.3	49.5	158.3	92.0
Interest expense on dilutive convertible notes	5.4	3.0	12.3	10.6

Adjusted net income from continuing operations including convertible note	123.7	52.5	170.6	102.6

Weighted-average number of common shares:
Basic number of shares	339,008,583	183,463,773	310,859,563	183,369,857

Dilutive effect of:
Share options and restricted stock units	1,745,996	1,108,615	1,934,806	1,131,387
Convertible notes	45,454,463	22,016,733	42,579,135	22,016,733

Total diluted number of shares	386,209,042	206,589,121	355,373,504	206,517,977

BASIC
Continuing operations	$0.35	$0.27	$0.51	$0.50
Discontinued operations	—	$0.02	—	$0.05

Net Earnings	$0.35	$0.29	$0.51	$0.55

DILUTED
Continuing operations	$0.32	$0.25	$0.48	$0.50
Discontinued operations	—	$0.02	—	$0.05

Net Earnings	$0.32	$0.28	$0.48	$0.54

For the three months and half year ended June 30, 2011, all convertible loan notes were included in the calculations because they were dilutive.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	Cash flow from operating activities

	Half Year	Half Year
	Seven Months	Six Months Ended
	Ended	May.31.10
(In $ millions)	Jun.30.11 Unaudited	Unaudited Restated
Cash flows from operating activities:
Net income	171.3	124.9
Adjustments for:
Depreciation of property, plant and equipment	164.3	56.8
Impairment charges	16.3	3.8
Amortisation of intangible assets	9.9	1.0
Share in net income of associates and joint ventures	(51.1)	(22.0)
Amortisation of mobilisation costs	1.9	0.5
Share based payments and retirement obligations	12.4	0.9
Interest expense	22.4	12.9
Interest income	(9.0)	(4.1)
Fair value loss/(gain) on derivatives	13.4	(2.5)
Inventories written-off	0.2	—
Taxation	88.4	59.0
Gains on disposal of property, plant and equipment	(0.2)	(0.6)
Foreign exchange loss/(gain)	10.0	(27.1)

	450.2	203.5

Changes in operating assets and liabilities, net of acquisitions:
Increase in inventories	(3.4)	(1.3)
Increase in trade and other receivables	(322.2)	(215.2)
Decrease in accrued salaries and benefits	(26.3)	(30.2)
Increase in trade and other liabilities	70.7	122.2
Net realised mark-to-market hedging transactions	50.0	(37.4)

	(231.2)	(161.9)

Taxation paid	(123.7)	(43.6)

Net cash generated from/(used in) operating activities	95.3	(2.0)

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	Contingent liabilities

Between 2009 and 2011, the Group’s Brazilian businesses were audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest, for the Group, amounted to BRL452 million ($284 million) as at June 30, 2011. The Group has challenged this assessment and will revert to the courts if necessary. With the exception of $9.3 million provision required as part of the calculation of the contingent liabilities for the purchase price allocation mentioned below, no provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

As part of accounting for the business combination with Subsea 7 Inc., IFRS 3 – Business Combinations requires the Group to recognise, as of the acquisition date, the fair value of contingent liabilities assumed if there is a present obligation that arises from past events, even where payment is not probable. The provisional fair value allocated to such contingent liabilities is $34.8 million calculated using a weighted average of possible outcomes. Further details are included in note 10. Despite the requirements of IFRS 3, the Group continues to believe that payment is not probable.

In the course of business, the Group becomes involved in contract disputes from time to time due to the nature of activities as a contracting business involved in several long-term projects at any given time. The Group makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, the Group is involved in legal proceedings from time-to-time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to that specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

10.	Business Combination

The acquisition by Subsea 7 S.A. (formerly Acergy S.A.) of Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. Subsea 7 S.A. issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for all of the issued Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. The fair value of each newly issued share was $25.19, based on the closing price on Oslo Børs on the acquisition date, January 7, 2011, resulting in an aggregate market value of shares issued of $3.95 billion.

The combination created a global leader in seabed-to-surface engineering, construction and services with:

•	A market value of $9 billion and a global organisation of 12,000 people;

•	The capability and resources to address the worldwide growth in size and complexity of subsea projects;

•	Enhanced local presence in all major offshore oil and gas regions;

•	A combined backlog in excess of $6 billion giving a complementary mix by contract type and geographical region;

•	Complementary businesses able to deliver a step-change in service for clients;

•	Expected annual synergies of at least $100 million from 2013; and

•	Improved ability to attract and retain the best talent from within and outside our industry.

The process of fair valuing the assets and liabilities of Subsea 7 Inc. has progressed during the half year period. This process is not yet complete due to ongoing reviews of assumptions made, and all disclosures made in this report are provisional.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Business Combination (Continued)

The provisional fair value of the identifiable assets and liabilities of Subsea 7 Inc. as at the date of acquisition were:

(In $ millions)	Provisional fair value recognised on acquisition
Assets
Intangible assets	50.8
Property, plant and equipment	1,796.9
Other current assets	627.2
Cash and cash equivalents	458.9
Inventory	35.2
Deferred tax assets	10.7
Tax receivables	28.1
Interests in associates and joint ventures	7.7
Derivative financial instruments	1.3

3,016.8

Liabilities
Convertible notes – liability component	509.6
Other current liabilities	567.5
Deferred tax liabilities	85.5
Current tax liabilities	93.7
Contingent liabilities	34.8
Provisions	16.5
Derivative financial instruments	2.4

1,310.0

Total identifiable net assets at provisional fair value	1,706.8

Provisional goodwill arising on acquisition	2,384.1

4,090.9

Consideration is comprised of:
Shares issued at market value	3,950.8
Add: pre-combination portion of the provisional fair value of share based payments replaced by Subsea 7 S.A. on combination	26.2
Add: convertible notes – equity component	189.5
Less: market value of treasury shares acquired	(75.6)

4,090.9

The fair value of the trade receivables acquired amounted to $212.2 million. The gross contractual amount of trade receivables was $213.3 million. The difference related to amounts which the Subsea 7 Inc. group had already provided for at January 7, 2011. No other trade receivables have been impaired and it is expected that the fair value shown can be collected.

The goodwill recognised above is attributed to the expected operating costs, vessel fleet and capital expenditure synergies and other benefits from combining the assets and activities of Subsea 7 Inc. with those of the Group and intangible assets of Subsea 7 Inc. which do not meet the separate recognition criteria. These other benefits, which cannot be separately recognised, include for example, the assembled workforce, the diversification of the fleet and the complementary service capabilities. None of the recognised goodwill is expected to be deductible for income tax purposes.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Business Combination (Continued)

Treasury shares acquired were previously accounted for by Subsea 7 Inc. as financial assets held-for-sale. Post acquisition they are accounted for as treasury shares.

As noted in note 9, contingent liabilities with a fair value of $34.8m have been determined at the acquisition date resulting from various claims from tax authorities in Brazil, customers, suppliers, employees and other parties. In addition to the $9.3m contingent liability described in note 9 the following contingent liabilities have been recognised:

In 2007 and 2008, Subsea 7 Brasil Serviços Ltda received two notifications from the Federal Audit Court of Brazil alleging overbilling related to services rendered in the construction and installation of submarine pipelines. These notifications amounted to BRL97.9 million ($57.7 million). A contingent liability of $20.3 million has been recognised in respect of these notifications in accordance with IFRS 3 – ‘Business Combinations’. Both cases are sitting with the authorities in Brazil for judgement. The timing and amount of any cash outflow is uncertain. No provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

In 2010, Subsea 7 Brasil Serviços Ltda received a number of claims from Rio de Janeiro State Treasury in relation to alleged errors in magnetic tax filing files. The claims and fines amounted to BRL13.4 million ($7.9 million). The cases were all progressed during 2010; however the timing of resolution remains uncertain. A contingent liability of $2.8 million has been recognised in relation to these claims in accordance with IFRS 3 – ‘Business Combinations’. No provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

In 2010, Subsea 7 (Vessel Company) Limited received a claim letter on behalf of Hydrodive International Limited relating to the sale of the vessel Kommandor Subsea 2000 in 2007. The letter claimed misrepresentation with regard to the condition of the vessel upon sale. The amount of the claim currently stands at $18.6 million. The Group is currently reviewing the claim with its advisors, and has rejected the claim both in substance and quantum. No further correspondence has been received from the claimant so the timing and magnitude of any cash outflow cannot be determined. A contingent liability of $0.2 million has been recognised, however the Group does not believe that this liability is probable.

A further $2.2 million of contingent liabilities have been recognised in relation to several other smaller claims, in line with the provisions of IFRS 3.

In 2010, the Subsea 7 Inc. group received claim letters on behalf of personnel relating to exposure to dispersant during the Macondo incident. No contingent liability has been recognised for any payments in respect of these claims as a reliable estimate of the amount of the claim cannot be made, the timing of any cash outflow relating to these claims cannot be determined and the Group believes that any claim will be covered by contractual indemnities.

From the date of acquisition, the Subsea 7 Inc. group has contributed $1,073 million of revenue and $29 million to net income after tax for the half year results for the Group.

If the acquisition had taken place at the beginning of the year (December 1, 2010), revenue from continuing operations for the Group would have been $2,803 million and the net income after tax for the Group would have been $173 million.

Transaction costs of $0.3 million have been expensed in the half year and are included in administrative expenses.

The non-controlling interest in Engineering Subsea Solutions Limited (‘ESS’) (an indirect subsidiary of Subsea 7 Inc.) has been recorded at $nil. The ESS group had net liabilities as at January 7, 2011.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	Borrowings

On May 31, 2011 holders of $62,100,000 (par value) of the $300 million 2.80% convertible loan notes due 2011 issued by Subsea 7 Inc. filed their conversion notice for their notes to be converted into common shares of the Group. As a result, a total of 2,512,135 common shares in the Group were delivered to noteholders on June 6, 2011. These shares were delivered from existing shares held in treasury. Fractional entitlements were cash settled.

The remaining $166.6 million (par value) of notes were redeemed at their accreted principal amount of $168.9 million on June 6, 2011; the final maturity date.

In addition to the above, other significant financing activities for the half year include the following:

On January 11, 2011, the Group issued a change of control notice relating to the 2011 convertible loan notes issued by Subsea 7 Inc. As a result of this change of control, noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes.

On March 17, 2011 the Group announced that at the expiry of the change of control notice period, redemption notices for $300,000 par value of the outstanding notes were received. These notes were repaid at par, plus accrued interest, on March 29, 2011.

On February 16, 2011 a NOK920 million loan agreement with Eksportfinans ASA was executed. This facility utilised the guarantee element of the NOK977.5 million facility and has been used to part finance Seven Havila, which was delivered on February 23, 2011.

On February 21, 2011 Subsea 7 Inc. cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million).

12.	Related Party Transactions

Significant related party transactions in the half year that are new to the Group were as follows:

Directors’ interests

Siem Industries Inc. is controlled through trusts where certain members of Kristian Siem’s family are potential beneficiaries. Purchases from Siem Industries Inc. in relation to the services of Kristian Siem (Company chairman) and Mike Delouche (director of Subsea 7 Inc.), the provision of an office in the Cayman Islands, and other services totalling $0.3 million were made during the half year.

Siem Offshore Rederi AS is ultimately controlled by Siem Industries Inc. Purchases from Siem Offshore Rederi AS relating to vessel charter costs totalling $8.7 million were made during the half year.

13.	Property Plant and Equipment

Additions

Excluding the assets acquired as part of the combination with Subsea 7 Inc., the significant fixed asset additions for the half year were:

•	Purchase and construction of Seven Havila;

•	Construction of Seven Borealis;

•	Capital expenditure relating to the i-Tech Project for Petrobras; and

•	Completion of pipelay capabilities on Antares.

Disposals

During the quarter, Acergy Hawk was sold for a sales consideration of $9.5 million.

Impairment

In June 2011, the Group entered into a memorandum of agreement with GSP Falcon Limited (“GSP”) for the sale of Acergy Falcon, subject to approval of the purchaser by the UK Office of Fair Trading (“OFT”) and adherence to proposed undertakings. The vessel is expected to be delivered in September 2011 following completion of the

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	Property Plant and Equipment (Continued)

vessel’s current commitments. IAS 36 ‘Impairment of assets’ requires that a fixed asset be recognised at the lower of its net book value and its recoverable amount. The fair value of the sale proceeds is considered the recoverable amount for Acergy Falcon and in accordance with IAS 36 an impairment charge of $11.1 million was recorded in the half-year.

14.	Assets classified as held for sale

Investments in Sonamet and Sonacergy: On July 23, 2009, the Group entered into a sale agreement to dispose of 19% of its ownership interest in each of Sonamet Industrial, S.A (‘Sonamet’) and Sonacergy – Servicos E Construcoes Petroliferas Lda (Zona Franca Da Madeira) (‘Sonacergy’), in AFGoM. Sonamet operates a fabrication yard for clients, including Subsea 7, operating in the offshore oil and gas industry in Angola. Sonacergy provides overseas logistics services and support to Sonamet. The disposal of a 19% interest in each of Sonamet and Sonacergy will result in a reduction of the 55% ownership interest the Group held in each at June 30, 2011, to 36% at which point the investment will be equity accounted. The finalisation of this sale is conditional upon the completion of certain conditions precedent, none of which are in the control of Subsea 7, which were still outstanding at June 30, 2011. There is no indication that the sale will not proceed as anticipated and the Group expects completion during 2011. The Group believes continued disclosure as an asset held for sale is appropriate.

At June 30, 2011 the carrying value of the net assets of Sonamet and Sonacergy was assessed for impairment and determined to be greater than the fair value less costs to sell. Therefore, an impairment charge of $5.2 million was recognised in the income statement in net operating income for the half year which ended on June 30, 2011.

As at June 30, 2011 the Group’s cash balances of $598.2 million excluded $69.6 million relating to Sonamet which was classified as an asset held for sale.

15.	Treasury Shares

On June 15, 2011 the Group announced that it had decided to carry out a share buy-back programme of up to 2,512,135 shares. The buy-back programme was initiated in order to remove the dilution for existing shareholders resulting from the delivery on June 6, 2011 of an equivalent number of shares from treasury to converting holders of $300m 2.80% convertible loan notes due 2011. The repurchased shares will either be cancelled or held as treasury shares to meet obligations arising under notes convertible into shares of the Group or any employee share option schemes.

Shares were repurchased in the open market on Oslo Børs. This repurchase payment is in accordance with the authorisation granted to the Board at the Annual General Meeting on May 27, 2011. Under the authorisation, the Group or any direct or indirect wholly-owned subsidiary of the Group is authorised to purchase shares subject to the maximum price to be paid for such shares not exceeding the average closing price for such shares on Oslo Børs for the five most recent trading days prior to such purchase and the minimum price to be paid for such shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

By June 30, 2011 the Group had repurchased 2,245,000 shares for a total consideration of $53.2 million.

During the half year, the Group issued 859,857 treasury shares to employees to satisfy its commitments under share option and restricted share schemes, in accordance with the terms of those schemes.

As at June 30, 2011, Subsea 7 S.A. held indirectly 10,715,976 treasury shares representing 3.05% of the total number of issued shares. In addition, 583,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,611,785 shares were held in a separate employee benefit trust to support the restricted stock award plan. Total shares in issue, including treasury shares, were 351,793,731.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	Post balance sheet events

Under the share buy-back authority announced on June 15, 2011, during July 2011 the Group repurchased a further 267,165 shares at a total consideration of $6.8 million. The final repurchase on July 11, 2011 completed the buyback programme of 2,512,135 shares at a total consideration of $60.0 million.

Attached herewith as Exhibit 99.2 is the earnings presentation that was used by the Company for the second quarter and first half 2011, which ended June 30, 2011. Below are excerpts from the earnings presentation:

3 Page  10-Aug-11
Highlights
• Strong financial performance for the quarter reflects increased activity levels, improved utilisation and strong operational performance on large projects in their offshore phase
– Improvement in the North Sea, although impacted by margin pressure on contracts awarded in 2010 and executed during the quarter.
Improved vessel utilisation and good operational performance
– Strong performance in West Africa, with number of major projects in offshore installation phase and good operational performance
– Asia Pacific activity low, as expected; good contribution from
SapuraAcergy JV
– Solid performance in Brazil reflecting good utilisation on vessels and
P-55 on track
– Good contribution from joint ventures: Sapura Acergy, SHL and NKT
Flexibles

4 Page  10-Aug-11
Key priorities
• We remain focused on key markets with long-term, strong and sustainable growth characteristics; where we can differentiate ourselves, markets where we can achieve profitable growth
Our key priorities:
Safety & operational excellence
• Strong order momentum, with a number of notable contract awards, including:
– Guara Lula, offshore Brazil
– Broad range of small and large projects in the North Sea
– Contracts exceeding $500 million announced post quarter end, including Gorgon, offshore Australia
• Strong order intake resulting in backlog as at June 30, 2011 of $7.9 billion
Technology
Ongoing fleet enhancement
Business acquisition - maintaining discipline in our tendering processes:
Synergy and cost reduction - Optimise costs without impeding our ability to grow profitably

5 Page  10-Aug-11
Key priorities: Ongoing fleet enhancement
BP 3-year LoF – US GoM
STL 5-year LoF – North Sea
Delivered H1 2011 Expected delivery H1 2012
Returned to owner post charter
Divested
*Oleg Strashnov
delivered to the Seaway Heavy Lifting joint venture

6 Page  10-Aug-11
Income statement highlights
Half Year
Ended
Three Months
Ended
Seven Months
Ended
Six Months
Ended
In $ millions, except share and per share data
Jun.30.11
Unaudited
May.31.10
Unaudited
Jun.30.11
Unaudited
Jun.30.11
Unaudited
Revenue from continuing operations 1,335 581 2,627 2,411
Net operating income from continuing operations 210 94 304 291
Income before taxes from continuing operations 190 95 260 171
Taxation (64) (32) (88) (55)
Net income from continuing operations 126 63 171 163
Net income – total operations 126 67 171 163
Per share data (diluted)
Earnings per share - continuing operations $0.32 $0.25 $0.48 $0.45
Earnings per share – total operations $0.32 $0.28 $0.48 $0.45
Weighted average number of Common Shares and
Common Share equivalents outstanding
386.2m 206.6m 355.4m 380.5m

NSMC
Revenue
NOI
BRAZIL
Revenue
NOI
AFGoM
Revenue
NOI
APME
Revenue
NOI

7 Page 10-Aug-11 Operational performance – Q2 2011 $523m $45m $614m $155m $17m $151m $41m $11m

8 Page  10-Aug-11
Income statement overview – Q2 2011
• Administrative expenses of $97 million, included $15 million of integration costs
• All joint ventures performed well
• Investment income of $4 million reflected interest received on cash balances
• Other gains and losses were losses of $14 million due to currency fluctuations
• Finance costs of $10 million reflected interest on convertible loan notes and interest expense/fees associated with $1 billion loan and guarantee facility
• Tax charge for the quarter was $64 million representing an effective rate of tax of c.34% reflects geographical profit mix
• Diluted EPS was $0.32 based on weighted average share count across the period of 386.2m shares (all convertible loan notes are dilutive)

9 Page  10-Aug-11
Cash flow and balance sheet overview – H1 2011
• Cash generation from operating activities of $95 million, partially offset by higher net working capital balances in line with increased activity; expected to reverse in ordinary course of business
• Net cashflows from investing activities of $32 million reflects:
•
Capex in line with expectations: Seven Havila; Seven Borealis; Antares
• Partial repayment of $300 million 2.80% convertible loan notes due 2011
• Share buyback of c.2.5 million shares
• Purchase price allocation (PPA) work ongoing; expected to be finalised by year-end
• Provisional goodwill of $2.4 billion arising from the combination
• Closing cash and cash equivalents of $598 million
• Sonamet remains held as an asset held for sale

10 Page  10-Aug-11
2011 – financial assumptions
Current assumptions:
• Administrative expenses: c.$75 million per quarter for remainder of 2011, excluding integration costs but synergies starting to materialise
• Integration costs: $26 million expensed in H1 ’11 ($16 million expensed in
Q4 ’10) - c.$25 million per quarter for remainder of 2011
• Full-year Depreciation & Amortisation (D&A) of c.$350 million:
– c.$260 million – 2010 legacy companies combined run-rate
– c.$50 million PPA
– c.$10 million – December ‘stub’ month
– c.$25 million – Full-year effect of additions to the fleet, capitalisation of dry-docks and FX
• Effective rate of tax of 35%
• Issued share count of 351.8 million shares, including c.13 million shares held in treasury and employee benefit trusts

11 Page  10-Aug-11
Market overview and outlook
• High levels of tendering activities continue to underpin strong order book momentum
• Conventional in West Africa: a number of major contracts expected to come to market award late 2011 and early 2012. Well positioned
• SURF:
– North Sea: record levels of tendering and increasing activity; improved utilisation and improving pricing environment especially for projects offshore 2012+
– West Africa: a number of major contracts expected to come to market award late
2011 and early 2012; with offshore operations beyond 2012
– Gulf of Mexico: timing of improvements uncertain; activity levels unlikely to build in 2012
– Asia Pacific: beginning to see awards; further significant gas-driven SURF contracts in Australia expected to come to market award in 2011 and 2012; offshore 2013+
– Brazil: more opportunities ahead – traditional deepwater and pre-salt; well placed to capture some of these opportunities
• Expectations unchanged; comfortable with the outlook for the current financial year

12 Page  10-Aug-11
Summary
• Approaching the future with confidence
• Opportunities in nearly all our markets with increasing activity; albeit at different pace in different geographical areas
• Market fundamentals are very good
• Well positioned to deliver profitable growth
– Strong balance sheet
– Very healthy backlog
– Proven ability to deliver projects in a reliable and cost effective way

14 Page  10-Aug-11
SapuraAcergy JV Brazil AFGoM
Major project progression
Continuing projects >$100m between 5% and 95% complete as at June 30, 2011 excl. long-term ship charters and Life-of-Field day-rate contracts.
NSMC
0% 20% 40%
60% 80% 100%
Block 18 GEL (Angola)
Siri Caisson (North Sea)
Laggan Tormore (North Sea)
Jasmine (North Sea)
Andrew Bundle (North Sea)
Skarv GSI (North Sea)
Deep Panuke (Canada)
P55 Export (Brazil)
Gumusut (Malaysia)
CLOV (Angola)
EGP3B (Nigeria)
Oso Re (Nigeria)
PazFlor (Angola)
Block 31 (Angola)

15 Page  10-Aug-11
Backlog
In $ millions as at: Jun.30.11 Mar.31.11 Jun.30.10 May.31.10
Subsea 7 S.A.
(1)
7,883 6,668 - -
Acergy S.A. - - - 2,251
Subsea 7 Inc - - 2,758 -
(1)
Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed, but excludes amounts related to discontinued operations as of Jun.30.11 $nil, Mar.31.11 $nil, May.31.10: $15m
Conventional
8%
Other
6%
Backlog by Award Date
Backlog by Execution Date
Backlog by Service Capability
Backlog by Segment
APME
1%

16 Page  10-Aug-11
Segmental analysis:
Three months ended
Jun.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 523.4 613.6 40.9 154.9 2.6 1,335.4
Net operating
(loss)/income
45.1 150.9 10.5 17.3 (13.9) 209.9
   Investment income 3.5
   Other losses (13.8)
   Finance costs (9.9)
Net income before taxation from continuing operations 189.7

Three Months ended
May.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 121.1 316.5 81.3 60.3 1.7 580.9
Net operating
(loss)/income
(5.0) 77.9 41.3 3.5 (24.0) 93.7
    Investment income 1.7
    Other gains 4.7
    Finance costs (5.3)
Net income before taxation from continuing operations 94.8

17 Page  10-Aug-11
Segmental analysis:
Seven months ended
Jun.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 831.2 1,338.7 104.8 345.5 6.9 2,627.1
Net operating
(loss)/income
37.6 268.9 12.3 21.1 (35.7) 304.2
   Investment income 9.0
   Other losses (31.1)
   Finance costs (22.4)
Net income before taxation from continuing operations 259.7

Six Months ended
May.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 211.7 658.7 168.7 115.2 2.4 1,156.7
Net operating
(loss)/income
(6.4) 165.2 62.0 8.6 (34.9) 194.5
    Investment income 4.1
    Other losses (14.9)
    Finance costs (12.9)
Net income before taxation from continuing operations 170.8

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the contract awards and the scope and location of our work thereunder, statements as to the date of commencement and completion of operations of contracts, expectations as to the Group’s performance in 2011, statements as to worldwide activity levels, order momentum and market fundamentals, statements contained in the “Outlook” section of the earnings release and the “Market Overview and Outlook” slide of the presentation, including the anticipated activity levels in the Conventional and SURF markets in West Africa, the anticipation that SURF contracts in Australia will come to market and the timing of the offshore installation phase of such projects, the expected pricing environment in the North Sea, activity levels in the Gulf of Mexico, the Group’s ability to benefit from the improving market and the Group’s ability to capture growth opportunities, anticipated opportunities in Brazil, challenges with respect to the availability of engineering and project resources in the industry and the Group’s position and ability to face this challenge and the Group’s ability to deliver profitable growth, statements as to the expected accounting treatment for the Sonamet investment, statements as to the expected date of operational delivery of Seven Borealis, expectations regarding our backlog, the progress of the integration of Subsea 7 S.A. and Subsea 7 Inc., expected annual synergies as a result of the combination, statements as to the Company’s ability to attract and retain talent, statements as to the date the sale of Acergy Falcon is expected to be completed, statements as to the financial assumptions for the remainder of fiscal 2011, including expected administrative expenses, integration costs, effective tax rate and depreciation and amortization and statements as to the Company’s key priorities and focus. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Subsea 7 S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: August 10, 2011	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated August 10, 2011, Announcing Results for the Company for the Second Quarter and Half Year 2011, which ended June 30, 2011

99.2	Earnings Presentation for the Company for the Second Quarter and Half Year 2011, which ended June 30, 2011